May 5, 2006

Via Facsimile (646) 848-7666 and U.S. Mail

Peter D. Lyons, Esq.
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY  10022

Re:	Engelhard Corporation
	Soliciting Materials pursuant to Rule 14a-12 filed April 26,
2006 by
	     Iron Acquisition Corporation and BASF Aktiengesellschaft Revised Preliminary Proxy Statement on Schedule 14A
	     filed May 2, 2006 by Iron Acquisition Corporation and BASF Aktiengesellschaft
	SEC File No. 001-08142

	Schedule TO-T/A filed May 2, 2006 by Iron Acquisition
Corporation
	     and BASF Aktiengesellschaft
      	File No. 005-37173

Dear Mr. Lyons:

      We have reviewed your filing and have the following comments.

Soliciting Materials
1. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note your disclosure in the April
26 press release that "Engelhard`s proposal carries significantly higher execution, timing and realization risks." Provide the support described above.

Revised Preliminary Proxy Statement
2. Please tell us why you have not filed the proxy statement as an exhibit to your Schedule TO-T in connection with your tender offer.



Letter to Security Holders
3. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note:
* your disclosure that your tender offer offers Engelhard security holders "greater value and more certainty" than Engelhard`s recapitalization plan;
* your statement that Engelhard`s offer will not result in a "significant and timely return" for its security holders; and,
* your statement that Engelhard`s offer is "highly dependent on the future trading price" of its securities and "involves significant risk."
Provide the support described above.
4. We note your statement that the annual meeting has become a "referendum" on the tender offer versus the recapitalization plan. Please tell us whether you considered including additional disclosure discussing the benefits, detriments and effects of the offer and the recapitalization plan.

Schedule TO-T/A
5. We note in your proxy statement that you have added a condition to your tender offer in connection with Engelhard`s recapitalization plan. Please revise your current offer document to include this condition.
6. We note that you have recently increased the offer price and, as noted above, added a condition to your tender offer. Please tell us whether you have distributed any additional offer documents to Engelhard`s security holders. If you have not, please provide us your legal analysis for not doing so.

Closing Comments

      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

						Sincerely,



						Daniel F. Duchovny
						Special Counsel
						Office of Mergers and Acquisitions
Peter D. Lyons, Esq.
Shearman & Sterling LLP
May 5, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE